Exhibit (a)(1)(F)

October 17, 2017

MONSTER DIGITAL, INC.

2655 First Street, Suite 250

Simi Valley, Ca 93065

To the Holders of the Original Warrants:

As you know, Monster Digital, Inc. (the ‘‘Company’’) is offering holders of certain warrants to purchase common stock of the Company the opportunity to amend and exercise their warrants at a temporarily reduced cash exercise price of $1.00 per share of common stock, upon the terms set forth in the Offer to Amend and Exercise Warrants to Purchase Common Stock dated as of September 22, 2017 (the ‘‘Offer to Amend and Exercise’’). All terms not defined in this letter shall have the meanings set forth in the Offer to Amend and Exercise.

Offering materials comprised of an Offer to Amend and Exercise together with the Election to Consent, Participate and Exercise Warrant, form of Amended Warrants and Notice of Withdrawal (collectively, the ‘‘Offering Materials’’), each dated September 22, 2017, were previously provided to you. Since the mailing of the offering materials, the Company has received comments to the offering materials from the Securities and Exchange Commission (the ‘‘SEC’’). In response to the SEC’s comments, we have amended the Schedule TO by means of amendments filed on October 12 and 17, 2017 and made the following changes to the Offering Materials:

Elimination of IPO Warrants from the Offer to Amend and Exercise

The Company has eliminated from the Offer to Amend and Exercise warrants held by Eligible Holders to purchase 2,025,000 shares of the Company’s common stock at an exercise price of $5.625 per share issued to investors in the Company’s initial public offering which closing occurred in July 2016 (the “IPO Warrants”). The Company is making a separate and distinct offer to amend and exercise to Eligible Holders of IPO Warrants that is not contingent or conditioned upon the Offer to Amend and Exercise.

Extension of the Offer to Amend and Exercise

The Company has extended the Offer to Amend and Exercise. The Offer to Amend and Exercise, which was previously scheduled to expire October 30, 2017 at 5:00 p.m. Pacific time, will now remain open until November 17, 2017 at 5:00 p.m. Pacific time, unless further extended. Throughout the Offer to Amend and Exercise and the other Offering Materials and Acceptance and Exercise Documents, all references to the Expiration Date of the Offer to Amend and Exercise are hereby amended to extend the Expiration Date of the Offer to Amend and Exercise until 5:00 p.m. Pacific time on November 17, 2017.

Clarification Regarding Who May Participate in the Offer to Amend and Exercise

Although the Company requires that Eligible Holders of Original Warrants complete an accredited investor questionnaire, Eligible Holders of Original Warrants are not required to be accredited investors in order to participate in the Offer to Amend and Exercise. All Eligible Holders of Original Warrants at the time of their issuance to such Holders represented to the Company that they were accredited investors as of the date of their investment. If any Eligible Holders of Original Warrants have ceased to be accredited investors, we ask that they indicate as such in the accredited investor questionnaire by checking the box marked “The person/entity is not an ‘Accredited Investor’ because none of the above apply.”

Rescheduling of Date of Special Meeting

As described in the Offer to Amend and Exercise and as previously reported by the Company , on July 3, 2017, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, the Company’s wholly owned subsidiary, Monster Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Innovate Biopharmaceuticals, Inc., a Delaware corporation (“Innovate”). Under the terms of the Merger Agreement, Merger Sub will merge into Innovate with Innovate surviving the merger and becoming a wholly-owned subsidiary of Monster (the “Merger”). On August 25, 2017, the Company filed a proxy statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the “Proxy Statement”) with respect to a special meeting of stockholders to take place on October 31, 2017 (the “Special Meeting”) to approve the Merger as well as other matters, including Proposal No. 6 therein as described more fully below whereby Company stockholders will vote at the Special Meeting as to those matters set forth in this Offer to Amend and Exercise. The Company has rescheduled the date of the Special Meeting to November 9, 2017.

By means of this letter we are circulating to you the amended Offer to Amend and Exercise (including exhibits thereto), the amended Election to Consent, Participate and Exercise Warrant (including exhibits thereto, Instructions for Delivery, Affidavit of Loss and Indemnification Agreement) and the amended Notice of Withdrawal.

To participate in the Offer to Amend and Exercise and exercise an Amended Warrant to receive the number of shares of Company common stock issuable therefor, you must deliver to the Company, prior to the Expiration Date, the following: (i) a signed and completed copy of the enclosed amended Election to Consent, Participate and Exercise Warrant, (ii) a signed copy of an Accredited Investor Questionnaire, (iii) the original copy of your Original Warrant, (or an Affidavit of Loss and Indemnification Agreement), for cancellation, and (iv) cash in the amount equal to $0.45 per share multiplied by the number of shares of common stock you elect to purchase (collectively, the “Acceptance and Exercise Documents”). The Acceptance and Exercise Documents, including the cash tendered by check or wire transfer, must be delivered as set forth in the Offer to Amend and Exercise. If you properly tender (and do not validly withdraw) these materials on or prior to the Expiration Date and the Company’s stockholders approve Proposal No. 6 at the Special Meeting, promptly following the Expiration Date , we intend to notify the escrow agent and our transfer agent of our acceptance of your payment of the exercise price and these materials and issue and deliver to you the number of shares of Company common stock issuable under the Amended Warrant.

If you change your mind and do not want to participate in the Offer to Amend and Exercise, you may submit a Notice of Withdrawal to the Company at any time prior to the Expiration Date. The Notice of Withdrawal must be properly completed and must be returned to the Company on or prior to the Expiration Date. If you properly withdraw in a timely manner as set forth above, we will promptly: (i) cancel your signed copy of the Election to Consent, Participate and Exercise Warrant, (ii) return the original copy of your Original Warrant (either physically or, if you hold IPO Warrants, via DTC), or issue you a new Original Warrant if you submitted an Affidavit of Loss and Indemnification Agreement, and (iii) provide you with a check equal to the amount of cash you paid to exercise the Amended Warrant.

Thank you for your time in reviewing this request.

Sincerely,

David H. Clarke
Chief Executive Officer
Monster Digital, Inc.

Enclosures:

Offer to Amend and Exercise (including exhibits thereto)

Election to Consent, Participate and Exercise Warrant (including exhibits thereto, Instructions for Delivery, Affidavit of Loss and Indemnification Agreement)

Notice of Withdrawal